SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	FORM N-18F-1

	NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
	UNDER THE INVESTMENT COMPANY ACT OF 1940

        New Covenant Funds




	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	FORM N-18F-1

	NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
	UNDER THE INVESTMENT COMPANY ACT OF 1940


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that the election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


SIGNATURE


Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Jeffersonville and the State of Indiana on the 30th day of June, 1999.


Signature:. New Covenant Funds
           (Name of Registrant)


By:	 /s/  Frank K. Bateman, Jr.
Frank K. Bateman, Jr.

Title:   President



Attest: /s/ Michael F. Ryan
Michael F. Ryan

Title: Trustee